

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

June 25, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Alex Chun Shan Yue
Chief Executive Officer
Asiamart Inc.
Room 1508, Peninsula Square
18 Sung On Street
Hunghom, Kowloon, Hong Kong

> **Re: Asiamart, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 4, 2007**
> **Form 10-Q for the quarter ended March 31, 2007**
> **Filed May 16, 2007**
> **File No. 000-30292**

Dear Mr. Yue:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2006

Risk Factors, page 20

1. We note on page 20 you refer to your annual report on *Form 10-KSB* for the fiscal year ending December 31, 2006. Please clarify for you us whether you claim small business status or not. If you are a small business issuer please explain to us how you meet the criteria of Regulation S-B Item 10(a)(1). If you determine the reference to 10-KSB is not valid please revise.

Item 6 - Selected Financial Data, page 24

2. In accordance with Item 301 of Regulation S-K please include long-term obligations.

3. We note your use of Normalized EBITDA. The inclusion of such a measure may be misleading absent adequate disclosure. Please disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business, the economic substance behind management's decision to use such a measure, the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure, the manner in which management compensates for these limitations when using the non-GAAP financial measure and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. Please refer to Frequently Asked Question Regarding the Use of Non-GAAP Financial Measures No.'s 8, 14 and 15.

Item 7 – Management's Discussion and Analysis, page 26

Critical Accounting Policies and Estimates, page 28

4. SFAS 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of*, was superseded by SFAS 144, A*ccounting for the Impairment or Disposal of Long-Lived Assets*. We also note the reference to SFAS 121 in the Notes to your financials on page 44. In future filings please revise your reference.

Comparison of Year Ended December 31, 2005 and December 31, 2006, page 30

5. We note that you discuss several items that each contributed to a significant change in selling, general and administrative expenses and other income. Please revise your discussion to quantify the impact of these individual items on the total

change. For example, disclose how much of the change in selling, general and administrative was due to increased personnel costs.

6. We note that you include rebate income as part of other income. Please tell us why rebate income would not be more appropriately recorded as a reduction of cost of sales in accordance with EITF 02-16.

Item 8 – Financial Statements, page 34

Consolidated Balance Sheet, page 36

7. Please disclose the components of accrued liabilities that are in excess of 5% of total current liabilities.

Note 2 – Summary of significant accounting policies, page 42

Employee's benefits and pension obligations, page 44

8. We note the existence of the Mandatory Provident Fund scheme. The plan appears to meet the definition of a defined benefit pension plan. Please clarify why you have chosen not to provide the required disclosures for a defined benefit pension plan. Please refer to SFAS 87, 88, 132 and 132R.

Recently issued accounting pronouncements, page 47

9. SFAS 158 is effective for an employer who has publicly traded equity securities on a stock exchange or over-the-counter market as of the end of the fiscal year ending after December 15, 2006. Based on your discussion from page 47 it does not appear SFAS 158 was adopted. Please clarify why you chose not to adopt SFAS 158 as of December 31, 2006.

Concentrations of credit risk, page 46

10. We note from your discussion here and on page 10 title *Sources of Products*, that you have developed strong relationships with your vendors that represent a significant amount of the Company's total purchases. The relationships you have developed allow the Company to take advantage of favorable credit terms and volume discounts. Please explain your relationships to us, more specifically indicate whether the relationships are contractual and whether you are obligated to purchase from them.

Note 15 – Convertible Debentures, page 57

11. We note the Company entered into a registration rights agreement in connection with the Financing that occurred on October 6, 2006. Please explain the extent to which you have considered FSP 19-2, *Accounting for Registration Payment Arrangements*.

Note 16 – Segment Information, page 59

12. Income before taxes for the period ended December 31, 2006 does not agree with the income statement on page 37. Please reconcile the amounts as required by paragraph 25 of SFAS 131.

13. Please reconcile interest expense to amounts included in the statement of operations as disclosed in Note 13 on page 56.

Item 9A – Controls and Procedures, page 62

14. We note your disclosure concerning your controls and procedures. Please be aware the regulation that proscribes the requirements for the disclosure of controls and procedures has changed. See SEC Releases No. 33-8238 (June 5, 2003). For example, your disclosure states that your Chief Executive Officer and Chief Financial Officer made their evaluation "within 90 days of the filing date of this report." Under revised Item 307 of Regulation S-K, you are required to make your evaluation as of the end of the period for which the report is filed. Please revise accordingly.

15. We note your reference to Rules 13a-14(c) and 15(d)-14(c). Please update your rule references to be consistent with the references in Regulation S-K Item 307.

Selected Quarterly Data

16. Please provide the quarterly financial data required by Item 302 of Regulation S-K.

Form 10-Q March 31, 2007

Cover

17. We note on the cover of your Form 10Q that you have checked the box indicating the Company qualifies as a shell company as defined by Rule 12b-2. Please clarify how you the Company qualifies as a shell or revise in future filings.

Consolidated Balance Sheets March 31, 2007 and December 31, 2006, page 2

18. We note your line-item *long-term notes receivable, net* with balances of $1,130,776 and $1,030,617 for the periods March 31, 2007 and December 31, 2006. Please explain to us what you are netting with the loans.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief